                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 2)*


                             INTERWORLD CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46114Q108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  MARK W. HOBBS
                             J NET ENTERPRISES, INC.
                      4020 WEST LAKE CREEK DRIVE, SUITE 100
                              WILSON, WYOMING 83014
                                 (307) 739-8603
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 APRIL 26, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO. 46114Q108                                        PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons

     J NET ENTERPRISES, INC.

     S.S. or I.R.S. Identification Nos. of Above Persons

     88-0169922
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC, AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     STATE OF NEVADA
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 374,614,442  (SEE ITEM 6)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    374,614,442  (SEE ITEM 6)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     374,614,442  (SEE ITEM 6)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     92.3% (SEE ITEM 6)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO. 46114Q108                                        PAGE 3 OF 4 PAGES
--------------------------------------------------------------------------------

      This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated October 12, 2000, as amended by a Schedule 13D/A, dated January 29, 2001 (the "Statement"), filed by the Filing Person (as defined herein). This Amendment No. 2 is being filed by the Filing Person to report that it has terminated the Agreements with the Issuer and has issued certain redemption notices in accordance with the terms of the Series A Preferred Stock as described more fully herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement. The Statement is supplementally further amended as follows:

ITEM 2. IDENTITY AND BACKGROUND.

      The name of the person filing this Statement is J Net Enterprises, Inc., a Nevada corporation ("J Net" or the "Filing Person"). The address of the principal executive officers of J Net is located at 4020 West Lake Creek Drive, Suite 100, Wilson, Wyoming 83014.

      The current principal business of J Net is to provide Internet infrastructure services and manage technology funds. J Net recently completed the sale of its gaming machine route operations in Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Statement is hereby further amended by adding thereto the following:

      The Filing Person notified Issuer of certain breaches under the Agreements and of its intention to redeem, for cash, the Series A Preferred Stock (the "Redemption Notice") on April 12, 2001 (the "Redemption Date"). The Agreements were subsequently terminated; whereupon certain redemption provisions relating to the Series A Preferred Stock became operative. Accordingly, on the Redemption Date and upon delivery of the Redemption Notice, the Series A Preferred Stock became redeemable for $31.5 million (the "Mandatory Redemption Amount") or, in the event Issuer does not have sufficient funds to pay such Mandatory Redemption Amount, such number of shares of Common Stock equal to the quotient of $31.5 million divided by 65% of the current market price for the Common Stock on the date Filing Person delivers notice to Issuer that it will accept shares of Common Stock in lieu of the Mandatory Redemption Amount (the "Redemption Shares"). On April 26, 2001 (the "Share Redemption Date"), J Net notified the Issuer that it would accept the Redemption Shares in lieu of the Mandatory Redemption Amount. Based upon the market price for the Common Stock on the Share Redemption Date, J Net is entitled to receive 374,614,422 Redemption Shares. Such Mandatory Redemption Amount or such number of Redemption Shares shall be adjusted to reflect any additional dividends accrued through the date of payment or issuance, as the case may be, and the market price on such date of issuance, if necessary. (See Item 6 below)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Statement is hereby further amended by adding thereto the following:

      As explained in Item 6 below, the number of shares reported does not include certain shares of Common Stock which the Filing Person may be deemed to indirectly beneficially own in connection with its loan transaction with Michael Donahue.

      Except for the transactions described in Item 6 below, all of which were effected in privately negotiated transactions, there have been no transactions effected with respect to the shares of Common Stock, other than as described in the Initial Statement, by the Filing Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Statement is hereby further amended by adding thereto the following:

      Upon termination of the Agreements after delivery of the Redemption Notice on the Redemption Date, certain redemption provisions relating to the Series A Preferred Stock became operative. After such Redemption

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO. 46114Q108                                        PAGE 4 OF 4 PAGES
--------------------------------------------------------------------------------

Date, the Series A Preferred Stock became redeemable for the Mandatory Redemption Amount or, after the Share Redemption Date, such number of shares of Common Stock equal to the Redemption Shares. Based upon the market price for the Common Stock on the Share Redemption Date, J Net would be entitled to receive 374,614,422 Redemption Shares. Such Mandatory Redemption Amount or such number of Redemption Shares shall be adjusted to reflect any additional dividends accrued through the date of payment or issuance, as the case may be, and the market price on such date of issuance, if necessary.

      Issuance of the full number of Redemption Shares to J Net is contingent upon several factors including the satisfaction of the 19.99% limitation pursuant to NASDAQ Market Place Rule 4310(i)(1)(D)(ii), if applicable, and shareholder approval of an increase in the authorized number of shares of Common Stock of Issuer in order to accommodate the issuance of the total number of Redemption Shares. Upon satisfaction of these requirements, the Filing Person will directly beneficially own 374,614,422 shares of Common Stock, or approximately 92.3% of the outstanding shares of Common Stock of the Issuer, adjusted as provided above.

      Except as set forth herein, the Filing Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2001

                                                J NET ENTERPRISES, INC.


                                                By: /S/ MARK W. HOBBS
                                                    --------------------------
                                                    Name: Mark W. Hobbs
                                                    Title: President and COO